United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

OPKO Health, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-33528	75-2402409
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

4400 Biscayne Blvd. Miami, Florida	33137
(Address of principal executive offices)	(Zip Code)

Kate Inman, General Counsel

305-575-4100

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014.

Section 1 - Conflict Minerals Disclosure

Item 1.01	Conflict Minerals Disclosure and Report

Overview

References in this report to “OPKO,” “we,” “our,” or “us” mean OPKO Health, Inc. together with its subsidiaries, except where the context otherwise requires.

Our Conflict Minerals Policy

We fully support Rule 13p-1 under the Securities Exchange Act of 1934, as amended, and Form SD (collectively, the “Conflict Minerals Rule”) and are committed to responsible sourcing of Conflict Minerals (as defined below) as well as full compliance with the requirements of the Conflict Minerals Rule. OPKO is committed to identifying the potential conflict minerals which are necessary to the functionality or production of a product manufactured by OPKO or for OPKO by a contract manufacturer and determining the country of origin of any potential conflict material.

In furtherance of the foregoing, we have adopted and communicated to our suppliers and the public a company policy (the “Conflict Minerals Policy”) for the supply chain of Conflict Minerals. As used herein and in the Conflict Minerals Policy, “Conflict Minerals” are columbite-tantalite (coltan), cassiterite, gold, wolframite and the derivatives tantalum, tin and tungsten, without regard to the location of origin.

Our Conflict Minerals Policy indicates that suppliers who do not comply with the foregoing expectations will be reviewed and evaluated accordingly for future business and sourcing decisions.

Applicability of the Conflict Minerals Rule to Our Company

A review of the products provided by OPKO was completed in 2014 (covering the 2013 period). It was determined that potential conflict minerals could feasibly be found within or as part of the two OPKO product lines, specifically:

1.	SangiaTM Test Cassettes: SangiaTM Test Cassettes are credit card sized microfluidic test cassettes used to perform Point-of-Care medical diagnostic tests on finger-stick whole blood. Examples of tests include immunoassays for PSA, Testosterone, and Vitamin D). Each cassette includes all the reagents necessary for an immunoassay. Test cassettes are sold in individually sealed aluminum pouches packaged together in a box of twenty pouches. SangiaTM Test Cassettes are manufactured by OPKO in Woburn, MA.

2.	Claros®1 Analzyer: The Claros®1 Analzyer is a small desktop instrument used to operate and analyze the SangiaTM Test Cassettes. Each Analyzer contains four circuit boards and a number of electronic and electro-mechanical components (touchscreen, solenoid, pump) which could contain potential conflict minerals. Claros®1 Analzyers are manufactured for OPKO by a contract manufacturer.

We believe that we are in most cases many levels removed from mines, smelters and refiners and have limited influence over the mines, smelters, refiners and many of the other vendors in our supply chain. However, through the efforts described in this Form SD and the Conflict Minerals Report included as an exhibit hereto, we seek to ensure that our sourcing practices are consistent with our Conflict Minerals Policy and to encourage conflict free sourcing in our supply chain.

Reasonable Country of Origin Information

In connection with the reasonable country of origin inquiry (RCOI) required by the Conflict Minerals Rule, OPKO utilized the same process and procedures established for our due diligence. We designed our due diligence measures relating to Conflict Minerals to conform with, in all material respects, guidance established by the Electronic Industry Citizenship Coalition (EICC) for responsible sourcing of minerals, and on the Organization for Economic Co-operation and Development’s (OECD) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-affected and High-risk Areas.

As a result of OPKO’s RCOI and ongoing due diligence, OPKO does not yet have sufficient information sources to determine the country of origin of the conflict minerals used in our products or identify the facilities used to process those conflict minerals. Therefore, we cannot exclude the possibility that some of these conflict minerals may have originated in the Democratic Republic of the Congo or an adjoining country and/or are not from recycled or scrap sources.

As such, the SangiaTM Test Cassettes and Claros®1 Analzyers produced in calendar year 2014 are “DRC Conflict Undeterminable.” As a result we have filed a Conflict Minerals Report.

Website Disclosure

As required by the Conflict Minerals Rule, the foregoing information and our full “Conflict Minerals Policy” is available at the following Internet website: http://investor.opko.com/governance.cfm. The information contained on our website is not incorporated by reference into this Form SD or our Conflict Minerals Report and should not be considered part of this Form SD or our Conflict Minerals Report.

Item 1.02	Exhibit

The Conflict Minerals Report required by Item 1.01 is filed as Exhibit 1.01 to this Form SD.

As required by the Conflict Minerals Rule, a Conflict Minerals Report is provided as an exhibit to this Form SD and is available at the following Internet website: http://investor.opko.com/governance.cfm.

Section 2 - Exhibits

Item 2.01	Exhibits

Exhibit 1.01 — Conflict Minerals Report for the calendar year ended December 31, 2014.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

OPKO Health, Inc.
(Registrant)

By:	/s/ Kate Inman	June 1, 2015
General Counsel